7 February 2007

Corus Group plc (the “Company”)

DISCLOSURE OF INTERESTS IN SHARES

The Company received notification on 5 February 2007 from Morgan Stanley Securities Limited stating that it had an interest 37,809,023 ordinary shares of 50p each of the Company representing 4.07% of the Company’s issued share capital.